MAXIM SERIES FUND, INC.

ADMINISTRATIVE SERVICE PLAN

Class S Shares

September 30, 2011

WHEREAS, Maxim Series Fund, Inc. (the “Fund”) is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund is organized as a series investment company consisting of multiple series, and the Fund’s Board of Directors may create additional series from time to time;

WHEREAS, the Fund’s Board of Directors has adopted a multiple-class plan pursuant to Rule 18f-3 under the 1940 Act to permit the issuance of shares in different classes;

WHEREAS, the Fund has established a class of shares of beneficial interest designated as Class S (“Class S shares”), and the Fund desires to adopt an administrative service plan (the “Plan”) on behalf of each series listed on Schedule A, as amended from time to time, (each, a “Portfolio,” and collectively, the “Portfolios”);

WHEREAS, the Portfolios with respect to their Class S shares intend to enter into Administrative Service Agreements (“Agreements”) pursuant to this Plan with various service organizations (“Service Organizations”), either directly or through the Portfolios’ principal underwriter, GWFS Equities, Inc. (the “Distributor”) or the Portfolios’ administrator, Great-West Life & Annuity Insurance Company (the “Administrator”), pursuant to which the Service Organization will provide certain administrative, recordkeeping and shareholder services to Class S shareholders whose Portfolio account records are maintained by such Service Organization (collectively “Customers”) ; and

WHEREAS, the Board of Directors of the Fund has determined that there is a reasonable likelihood that the Plan will benefit the Portfolios and their shareholders, which, for purposes of this Plan, include beneficial owners of the Class S shares.

NOW THEREFORE, the Fund hereby adopts this Plan on the following terms and conditions:

1. The Fund, on behalf of the respective Portfolios, (or the Distributor or Administrator acting as agent of the Fund) is authorized to pay a Service Organization with which a Portfolio (or the Distributor or Administrator acting as agent of the Fund), regarding its Class S shares, has an Agreement, for providing certain administrative, recordkeeping and shareholder services described in section 4 below (“Administrative Services”) for shareholders of that Class, at a rate specified in paragraph 2 below, based upon the average daily net assets of the Portfolio attributable to Class S shares.

2. Subject to the limitations of applicable law and regulations, including rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the Service Organization will be paid monthly or quarterly pursuant to the Agreement at an annual rate equal to 0.15% of the average daily net assets of the Portfolio attributable to Class S shares which are owned beneficially by the

Customers for whom Service Organization provides the Administrative Services during such period.

3. The payment of fees to a Service Organization is subject to compliance by the Service Organization with the terms of the Agreement between the Service Organization and the Portfolio (or the Distributor or Administrator acting as agent of the Fund). For the purposes of determining the fees payable under the Plan, the average daily net asset value of the Portfolio attributable to Class S shares shall be computed in the manner specified in the Fund’s current prospectus.

4. Administrative Services which a Service Organization will provide under a Administrative Service Agreement may include, but are not limited to, the following functions: acting or arranging for another party to act, as recordholder and nominee of the Class S shares beneficially owned by the Service Organization’s Customers; establishing and maintaining or assisting in establishing and maintaining accounts and records with respect to Class S shares owned by each Customer; processing dividend and distribution payments from the Portfolio with respect to Class S shares on behalf of Customers; processing or assisting in processing confirmations concerning Customer orders to purchase, redeem and exchange Class S shares; assisting Customers that own Class S shares in changing dividend options, account designations and addresses, and other similar services; and performing other related services as requested by the Fund that do not constitute “any activity that is primarily intended to result in the sale of shares” within the meaning of Rule 12b-1 under the 1940 Act or “personal and account maintenance services” within the meaning of the NASD’s Conduct Rules or any successor FINRA Rule. In the event the Distributor or Administrator provides similar services to certain Class S shareholders, it may be deemed a Service Organization for purposes of this Plan and receive fees hereunder.

5. The Plan shall not take effect until it has been approved, together with any related agreements and supplements, by votes of a majority of both (a) the Board of Directors of the Fund, and (b) those Directors of the Fund who are not “interested persons” of the Fund (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Independent Directors”), cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related agreements.

6. The Plan shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in paragraph 5.

7. Any person authorized to direct the disposition of monies paid or payable by a Class S share pursuant to the Plan or any related agreement shall provide to the Fund’s Board of Directors, and the Board shall review, at least annually, a written report of the amounts so expended and the purposes for which such expenditures were made.

8. Any agreement related to the Plan shall be in writing and shall provide: (a) that such agreement may be terminated at any time as to a Portfolio, without payment of any penalty, by vote of a majority of the Independent Directors, on not more than sixty (60) days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

9. The Plan may be amended at any time with respect to a Portfolio by the Board of Directors, provided that any amendment to increase materially the costs which the Class S shares may bear for services pursuant to the Plan shall be effective only upon approval as provided in paragraph 5 hereof.

10. While the Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Directors who are not interested persons.

11. The Fund shall preserve copies of the Plan, any related agreement and any report made pursuant to paragraph 7 hereof, for a period of not less than six (6) years from the date of the Plan, such agreement or report, as the case may be, the first two (2) years of which shall be in an easily accessible place.

12. It is understood and expressly stipulated that all obligations of the Fund on behalf of a Portfolio hereunder are binding solely upon the assets or property of the applicable Portfolio and shall not be binding on any other series of the Fund or on the Directors, officers or shareholders of the Portfolio or of any other series of the Fund.

IN WITNESS WHEREOF, the Fund, on behalf of the Class S shares of the Portfolios, has adopted this Administrative Services Plan effective as of the first day and year first written above.

MAXIM SERIES FUND, INC.

By:

TITLE	:

Schedule A

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